SEWARD & KISSEL LLP
                             One Battery Park Plaza
                            New York, New York 10004

                           Telephone: (212) 574-1598
                           Facsimile: (212) 480-8421

                                                        September 28, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

            RE:   AB Bond Fund, Inc.
                  (File No. 811-02383)
                  --------------------

Dear Sir or Madam:

            Attached herewith is the Registration Statement of AB Bond Fund, Inc. (the "Company") on Form N-14 (the "Registration Statement") in connection with the proposed acquisition of AllianceBernstein Income Fund, Inc. (the "Acquired Fund"), a closed-end management investment company organized as a Maryland corporation, by AB Income Fund (the "Acquiring Fund"), a series of the Company, an open-end management investment company organized as a Maryland corporation, pursuant to an Agreement and Plan of Acquisition and Dissolution (the "Plan"). Each of the Acquiring Fund and the Acquired Fund is managed by AllianceBernstein L.P.

      Subject to the approval of the shareholders of the Acquired Fund, the Plan provides for:

      o the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for Advisor Class shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund;

      o the distribution of the Advisor Class shares of the Acquiring Fund received by the Acquired Fund to shareholders of the Acquired Fund; and

      o     the complete liquidation and dissolution of the Acquired Fund.


      The enclosed proxy statement/prospectus provides a detailed explanation of the proposed transactions described above (collectively, the "Acquisition").

      It is contemplated that, after the closing of the Acquisition, each Acquired Fund shareholder will hold Advisor Class shares of the Acquiring Fund having a net asset value equal to the aggregate net asset value of the shareholder's shares in the Acquired Fund. It is expected that the Acquired Fund and its shareholders will not recognize any gain or loss upon the Acquisition for federal income tax purposes.

      This Registration Statement is filed pursuant to Rule 488 under the Securities Act of 1933.

      If you have any questions regarding the filing, please contact the undersigned at 212-574-1598 or Kathleen Clarke of this office at 202-737-8833.

                                                    Sincerely,

                                                    /s/ Keri E. Riemer